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Exhibit (e)(25)

[Non-binding free translation into English for information purposes only. Original in French.]

[Sanofi-Synthélabo Letterhead]

Paris, April 25, 2004
Mr. Igor Landau
Aventis
Espace Européen de l'Entreprise
67300 Schiltigheim
France

Dear Mr. Chairman:

        I write to follow up on our recent conversations, and wanted to confirm to you by the present letter the decisions taken in your regard in the context of bringing together the Sanofi-Synthélabo and Aventis groups.

        In the period following Sanofi-Synthélabo's public tender offer for Aventis, if this offer meets with success, your functions within Aventis will be terminated, both in terms of your position as Chairman and member of the Management Board and in terms of your employment contract tying you to this company.

        Against this backdrop, I irrevocably confirm to you that the engagements that Aventis has taken with respect to you, such as are set out in public documents, relating to your severance indemnities in the event of a termination of your functions will be honored. You indicated to me that taking into account your total seniority within Aventis, this corresponds to 38 months of compensation, to which may be added 6 months of compensation corresponding to a departure notice period (from which you will be dispensed), which represents in total 44 months of compensation measured based on your most recent global compensation (a fixed part of €1,260,000 annually and variable portion of €2,052,452 paid in 2004 with respect to 2003), for a total fixed and liquidated amount of €12,145,657. I will naturally also respect the decisions taken by the Supervisory Board of the Aventis with respect to your ability to continue to benefit from an office, a company car and the services of an assistant and a driver after your departure.

        I additionally confirm to you that you will maintain, after your departure from Aventis, the totality of your acquired retirement rights and in particular all of your rights under the complementary retirement scheme (régime de retraite complémentaire) put in place by Aventis and from which you benefit.

        Additionally, your departure will have no effect on the Aventis stock subscription options that you currently hold, which will be maintained without any modification whatsoever and can therefore be exercised in accordance with their currently applicable terms and conditions, it being specified that you (like all option holders) may also benefit from the liquidity mechanisms set up by Sanofi-Synthélabo.

        Like we had the opportunity to discuss together, I was open to your offer to allow me to benefit from your experience in the pharmaceutical industry which could prove precious for the integration of the new combination of the Sanofi-Synthélabo and Aventis groups. If Aventis decided to propose you as a director of Sanofi-Aventis, I would receive this nomination with pleasure, with the same being true for your designation to any board committees.

        If the terms of the present letter are satisfactory to you, I would thank you to return a countersigned and initialed copy to me.

        Please accept the assurance of my highest regards, Mr. Chairman.

/s/ JEAN-FRANÇOIS DEHECQ Jean-Francois Dehecq

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[Non-binding free translation into English for information purposes only. Original in French.]
[Sanofi-Synthélabo Letterhead]